2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

June 1, 2015

BY EDGAR AND COURIER

Ms. Erin E. Martin

Ms. Sara von Althann

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Armada Hoffler Properties, Inc.

Registration Statement on Form S-3

Filed May 11, 2015

File No. 333-204063

Dear Ms. Martin and Ms. von Althann:

This letter is submitted on behalf of Armada Hoffler Properties, Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 27, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, which was filed by the Company with the Commission on May 11, 2015 (the “Registration Statement”). The Company is concurrently submitting Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following such comment. Page references in the Staff’s comment refer to the Registration Statement, and page references in the response below refers to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Ms. Erin E. Martin

Ms. Sara von Althann

June 1, 2015

General

1.	We note that this registration statement relates to the issuance of common stock to certain holders of OP units, upon tender of those OP units for redemption pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock. We further note that some of the OP units that may be redeemed were issued in connection with your formation transactions, which were completed in connection with your initial public offering in May 2013. Finally, we note your disclosure on page 25 that holders of OP units, other than the registrant, have the right to redeem their OP units commencing one year from the date of issuance of such OP units. Please clarify the dates on which the OP units were issued and when they became redeemable. Please note that we view the date that the OP units became redeemable as an offering of the underlying common shares on such date. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 for additional guidance. Based on the initial issuance of OP units in May 2013 and your disclosure that such OP units became redeemable for cash or common shares, at your option, commencing one year from the date of issuance, it appears that you may have commenced an offering in or around May 2014 for the underlying common shares. As such, it does not appear appropriate to include the primary issuance of the underlying common shares on this registration statement. Please advise us whether you relied upon an exemption from registration with respect to this offering, or advise us why you do not believe such an exemption was necessary.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the primary issuance of the underlying shares of common stock that may be issued upon redemption of (i) the 13,051,905 OP units that were issued in connection with the Company’s formation transactions in May 2013, (ii) the 695,650 OP units issued in connection with an acquisition made by the Company in January 2014 and (iii) the 30,000 OP units that were issued in connection with an acquisition made by the Company in March 2014, all of which initially eligible to be tendered for redemption beginning one year after the date of issuance. To the extent the Company elects to issue shares of common stock upon redemption of such OP units, the issuance of such shares of common stock will be effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. However, the Company has retained in Amendment No. 1 the primary issuance of the underlying shares of common stock that may be issued upon redemption of the 990,952 OP units that were issued as a portion of the consideration for an acquisition made by the Company in August 2014, which OP units may be tendered for redemption beginning in August 2015. To reflect such changes and to clarify the dates on which the OP units were issued and when they became or will become redeemable, the Company has revised the disclosure on the cover page of the prospectus, the “Selling Stockholders” section beginning on page 29 and the “Plan of Distribution beginning on page 32.

* * * *

Ms. Erin E. Martin

Ms. Sara von Althann

June 1, 2015

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Louis S. Haddad

    Armada Hoffler Properties, Inc.

Eric L. Smith

Armada Hoffler Properties, Inc.

Andrew P. Campbell

    Morrison & Foerster LLP